Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2009

Commission File Number: 001-33623

WuXi PharmaTech (Cayman) Inc.

288 Fute Zhong Road, Waigaoqiao Free Trade Zone

Shanghai 200131

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

WuXi PharmaTech (Cayman) Inc.

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release	4
PRESS RELEASE DATED MARCH 26, 2009

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WuXi PharmaTech (Cayman) Inc.

By:	/s/ Edward Hu
Name:	Edward Hu
Title:	Chief Financial Officer

Date: March 26, 2009

3

Exhibit 99.1

WuXi PharmaTech Announces Fourth-Quarter and Full-Year 2008 Results

SHANGHAI, China, March 26, 2009 /Xinhua-PRNewswire/ — WuXi PharmaTech (Cayman) Inc. (NYSE: WX), a leading research and development outsourcing company serving the pharmaceutical, biotechnology, and medical device industries, with operations in China and the United States, today announced its financial results for fourth-quarter and full-year 2008.

Highlights

•

Total Company[1] Full-Year 2008 Net Revenues of $261.8 Million (Including $8.3 Million of Net Revenues from Discontinued Operations) and Adjusted EBITDA of $72.2 Million Achieve Company’s Financial Guidance

•	74% Year-Over-Year Net Revenue Growth from Continuing Operations in Fourth Quarter of 2008, 33% Organic Net Revenue Growth for China-Based Businesses

•	87% Year-Over-Year Net Revenue Growth from Continuing Operations for Full-Year 2008, 45% Organic Net Revenue Growth for China-Based Businesses

•	Fourth-Quarter and Full-Year 2008 Net Losses Reflect Non-Cash Impairment Charges Relating to Continuing and Discontinued AppTec Operations

•	Construction Completed at Suzhou Toxicology Laboratory and Expanded Jinshan Manufacturing Plant

•	Company Targets 2009 Net Revenues of $265-$275 Million, Including 15-20% Net Revenue Growth in China-Based Laboratory Services

•	Key 2009 Investments in Laboratory Services, Toxicology, and Manufacturing Services Expected to Drive Revenue Growth in 2010 and Beyond

Management Comment

“2008 was a year of extraordinary economic challenges, both in the worldwide economy and the healthcare industry,” said Dr. Ge Li, Chairman and Chief Executive Officer of WuXi PharmaTech. “At the same time, it was a year of substantial accomplishment for our company. For full-year 2008, we met our revised guidance for total company1 net revenue and adjusted EBITDA. Our core China-based Laboratory Services business continued to achieve strong revenue and profitability growth. We deepened our customer relationships, which include virtually all of the world’s largest pharmaceutical companies and many other highly innovative pharmaceutical and medical device companies. We signed new expansion agreements with a number of our pharmaceutical partners. And we made significant progress in building new capabilities in toxicology and manufacturing.

[1]

On December 2, 2008, the Company announced the discontinuation of its biologics manufacturing operation. As a result, this line of business has been treated as a discontinued operation in the financial statements that accompany this press release. Certain results for the total company, however, have been provided to assist the reader in understanding the overall results of the company relative to the guidance for full-year 2008 that was provided by the Company on October 14, 2008, and reconfirmed on November 12, 2008. As such, the term “total company” as used in this press release includes both continuing and discontinued operations.

“Throughout its history, WuXi PharmaTech has driven growth by adding new capabilities. In 2008, we acquired AppTec, Inc., to offer our life science customers a broader range of services. In retrospect, we wish we had foreseen the unprecedented economic downturn and credit freeze that severely impacted many of AppTec’s customers and, as a result, negatively impacted AppTec’s 2008 results, particularly in biologics manufacturing. Faced with the reality that biologics manufacturing would not recover in the foreseeable future, and attentive to shareholder interests, we discontinued this operation in December 2008. The continuing U.S.-based testing business is profitable.

“We look forward to 2009 as a year of continued growth in our Laboratory Services business and of continued investment in building new capabilities to sustain growth in 2010 and beyond. We will concentrate our investment in three areas: First, we are building our talent pool of scientists to support the growing demand for our laboratory services from our customers. Second, we are investing in our toxicology facility in Suzhou, with the aim of starting to provide non-GLP toxicology services in the second half of 2009 and GLP toxicology services in mid-2010. And third, we are investing in the expanded manufacturing facility in Jinshan with the intent of opening it by the end of 2009. We expect this facility to generate significant revenues from commercial-scale manufacture of advanced intermediates and APIs for products in late-stage-development.

“With our highly capable work force, world-class facilities, and strong relationships with the world’s leading life science companies, WuXi PharmaTech is well positioned with the capabilities and the strategy to drive longterm revenue and income growth,” Dr. Li concluded.

Total Company – Versus Guidance

Total company1 full-year 2008 net revenues of $261.8 million, which include $253.5 million from continuing operations and $8.3 million from discontinued operations, fell within the Company’s net revenue guidance of $260-$265 million. Full-year 2008 adjusted EBITDA of $72.2 million fell within the Company’s guidance of $70-$75 million.

Continuing Operations—GAAP Results

Fourth-quarter 2008 net revenues from continuing operations increased 74% to $64.4 million compared to fourth-quarter 2007, and full-year 2008 net revenues for continuing operations grew 87% year-over-year to $253.5 million. These performances reflected strong growth in our China-based businesses, which achieved net revenue growth of 33% in the fourth-quarter 2008 and 45% in full-year 2008. AppTec, which we acquired at the end of January 2008, contributed $15.1 million of net revenues in fourth-quarter 2008 and $57.7 million in full-year 2008, which excludes the biologics manufacturing operation classified as discontinued operations (see table titled Revenue Reconciliation by Geography below).

With the discontinuation of biologics manufacturing, we now define our Laboratory Services business as China-based Laboratory Services and all AppTec testing services, which consist of biopharmaceutical and medical device testing. Net revenues from Laboratory Services increased 99% to $57.4 million in fourth-quarter 2008 and grew 100% to $205.0 million in full-year 2008, including increases of 47% to $42.3 million and 44% to $147.3 million in China-based Laboratory Services for fourth-quarter 2008 and full-year 2008, respectively.

We now define our Manufacturing Services segment as China-based manufacturing of advanced intermediates and active pharmaceutical ingredients (APIs). Net revenues from Manufacturing Services decreased 15% to $7.0 million in fourth-quarter 2008. Manufacturing Services net revenue increased 48% to $48.5 million for full-year 2008, driven by continued expansion of the breadth and depth of our customers and revenue from a single large project in the first half of 2008.

GAAP gross profit grew 27% to $20.3 million in fourth-quarter 2008 and 53% to $96.3 million for full-year 2008, driven by strong net revenue growth, continued healthy gross margins for our China-based Laboratory Services business, and inclusion of ongoing financial results for AppTec. Our GAAP gross margin was 31% and 38% for fourth-quarter and full-year 2008, respectively, versus 43% and 46% for fourth-quarter and full-year 2007, respectively. These declines in GAAP gross margin were mainly due to inclusion in 2008 of the ongoing financial results of AppTec, which has a lower gross margin than our China-based businesses; recording of the amortization of acquired intangible assets in 2008; and lower 2008 gross margins in our China-based Manufacturing Services business due to changes in project mix.

Following a strategic assessment of the ongoing AppTec business, we recorded non-cash charges for goodwill and acquired intangible asset impairment of $60.5 million, pre-tax, in fourth-quarter 2008 operating expenses in accordance with accounting standards SFAS 142 and SFAS 144. As a result, we reported GAAP operating losses of $56.7 million for fourth-quarter 2008 and $20.9 million for full-year 2008.

Reflecting losses from both continuing and discontinued operations, we recorded a GAAP net loss of $93.9 million in fourth quarter 2008 and $64.2 million for full-year 2008.

Continuing Operations—Non-GAAP Results

The non-GAAP gross margins from continuing operations of 39% in fourth-quarter 2008 and 44% in full-year 2008 were lower than 44% and 48%, respectively, for the comparable periods in 2007, mainly due to the inclusion of financial results for AppTec, which had lower gross margins than our China-based businesses, lower gross margins in our China-based Manufacturing Services business due to changes in project mix, and the timing of certain expense accruals, which were less weighted in fourth-quarter 2007.

Fourth-quarter 2008 non-GAAP operating income and net income declined 19% and 40%, respectively, compared to the prior-year period due to the timing of certain expense accruals, which were less weighted in fourth-quarter 2007, and lower gross profit in both Laboratory Services and Manufacturing Services and higher sales and marketing and general and administrative expenses in fourth-quarter 2008. Full-year 2008 non-GAAP operating income and net income increased 56% and 31%, respectively, versus 87% growth in revenue. The lower rates of growth were due to inclusion of lower-margin AppTec results in 2008 results and lower 2008 margins in the Manufacturing Services business due to changes in project mix. (See the table titled Reconciliation of GAAP to Non-GAAP below).

Discontinued Operations

All results of the biologics manufacturing business are reflected in Discontinued Operations in fourth-quarter and full-year 2008. We recorded a Loss from Discontinued Operations, net of tax, of $44.6 million in fourth-quarter 2008 and of $49.3 million for full-year 2008, in both cases including a pre-tax impairment charge of $49.6 million.

2009 Financial Guidance

The Company provided the following financial guidance for 2009:

•	Total net revenues of $265-$275 million[2]

•	Net revenue growth in China-based Laboratory Services of 15-20% compared to 2008 China-based Laboratory Services revenue

•	Manufacturing Services net revenue lower than 2008 Manufacturing Services net revenue

•	U.S. testing (AppTec) net revenue comparable to 2008 U.S. testing net revenue on a pro-forma basis[2]

•	Non-GAAP gross profit and operating income lower than 2008 amounts in dollars and as percentages of net revenues as we invest in new capabilities and capacities

•

Adjusted EBITDA (excluding share-based compensation charges and potential mark-to-market gains or losses from foreign currency forward contracts) relatively flat with 2008 adjusted EBITDA of $72 million

•	Capital expenditures of $50-$60 million

Commenting on financial guidance, Edward Hu, chief operating officer and acting chief financial officer, said, “While WuXi PharmaTech is not immune from the impact of the global recession and the pressures being felt by our customers, we expect to achieve net revenue growth in 2009 while we invest in our future beyond 2009. Our targeted net revenues of $265 million to $275 million in 2009 compare with $258.5 million in 2008 from our continuing operations on a pro-forma basis2. In a near-term operating environment of pharmaceutical industry consolidation and lower R&D spending growth, our core China-based Laboratory Services business is still expected to achieve 15-20% net revenue growth in 2009. Manufacturing Services net revenue is expected to be below 2008 levels due to the non-recurrence of a single large 2008 project and relatively uncertain project timing and mix. U.S. testing net revenue is expected to be comparable to 2008 U.S. testing net revenue.

“We expect 2009 adjusted EBITDA to be relatively flat with 2008 adjusted EBITDA of $72 million. This includes benefit from growth of the overall business and discontinuation of the loss-making biologics manufacturing business, which is offset by a margin decline from investments we will make in the business in 2009. These investments include opening of the new Suzhou facility, whose operating expenses will precede revenues as this facility prepares to become operational. We are also incurring additional rental and overhead expenses relating to newly leased laboratories in Shanghai and Tianjin. To minimize the decline in margins due to these investments, we will maintain strict cost control throughout the company.

“We project capital expenditures of $50-$60 million in 2009, mainly relating to equipment purchases for expanding China-based Laboratory Services and non-construction costs relating to the Suzhou and Jinshan facilities. These capital expenditures will be funded primarily from operating cash flow,” Mr. Hu concluded.

[2]	Our targeted net revenue of $265 million to $275 million in 2009 compare with $258.5 million in 2008 from our continuing operations on a pro-forma basis (non-GAAP). WuXi PharmaTech acquired AppTec, Inc. at the end of January 2008, and our reported results for AppTec in 2008 reflect eleven months of net revenues after the acquisition date. The pro-forma full-year revenues include the January 2008 revenues from continuing operation of the AppTec business.

WUXI PHARMATECH (CAYMAN) INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. Dollars, except ordinary share, ADS and par value data)

	December 31, 2008	December 31, 2007
Assets:
Current assets:
Cash and cash equivalents	56,624	213,585
Restricted cash	1,338	5,526
Short-term investment	14,631	—
Accounts receivable, net	36,457	18,199
Inventories	6,926	13,352
Prepaid expenses and other current assets	7,281	11,215
Assets of discontinued operations (Note 1)	6,508	—

Total current assets	129,765	261,877
Non-current assets:
Goodwill	23,956	—
Property, plant and equipment, net	152,704	73,635
Intangible assets, net	9,934	921
Land use rights, net	5,424	5,160
Deferred tax assets	8,807	463
Other non-current assets	5,809	1,719

Total non-current assets	206,634	81,898

Total assets	336,399	343,775

Liabilities and shareholders’ equity:
Current liabilities:
Short-term and current portion of long-term debt	7,558	—
Accounts payable	19,829	7,217
Accrued expenses	14,279	12,279
Deferred revenue	3,373	19,706
Advanced subsidies	3,080	1,077
Other taxes payable	5,742	4,060
Other current liabilities	3,448	1,233
Liabilities of discontinued operations (Note 1)	1,495	—

Total current liabilities	58,804	45,572
Non-current liabilities:
Long-term debt, excluding current portion	2,305	4,107
Advanced subsidies	1,819	1,529
Convertible notes	35,864	40,988
Other non-current liabilities	6,731	181

Total non-current liabilities	46,719	46,805

Total liabilities	105,523	92,377

Shareholders’ equity:
Ordinary shares ($0.02 par value, 5,002,500,000 authorized, 529,385,590 and 492,226,776 issued and outstanding as of December 31, 2008, and December 31, 2007, respectively)	10,588	9,845
Additional paid-in capital	324,629	291,020
Accumulated deficit	(121,505)	(57,302)
Accumulated other comprehensive income	17,164	7,835

Total shareholders’ equity	230,876	251,398

Total liabilities and shareholders’ equity	336,399	343,775

Note 1: The biologics manufacturing operations in Philadelphia, which management decided to close in December 2008, are classified as discontinued operations. See table below titled Discontinued Operations of Biologics Manufacturing.

WUXI PHARMATECH (CAYMAN) INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except ADS data and per ADS data)

	Three Months Ended December 31,			Year Ended December 31,
	2008	2007	%	2008 (Note 4)	2007	%
Net revenues:
Laboratory Services (Note 2)	57,423	28,845	99%	205,028	102,384	100%
Manufacturing Services	7,025	8,250	(15)%	48,457	32,821	48%

Total net revenues	64,448	37,095	74%	253,485	135,205	87%

Cost of revenues:
Laboratory Services (Note 2)	(38,591)	(15,918)	142%	(124,723)	(52,416)	138%
Manufacturing Services	(5,583)	(5,265)	6%	(32,420)	(19,931)	63%

Total cost of revenues	(44,174)	(21,183)	109%	(157,143)	(72,347)	117%

Gross profit:
Laboratory Services (Note 2)	18,832	12,927	46%	80,305	49,968	61%
Manufacturing Services	1,442	2,985	(52)%	16,037	12,890	24%

Total gross profit	20,274	15,912	27%	96,342	62,858	53%

Operating expenses:
Selling and marketing expenses	(2,156)	(650)	232%	(7,371)	(2,333)	216%
General and administrative expenses	(14,321)	(5,915)	142%	(49,400)	(30,330)	63%
Impairment charges	(60,497)	—	*	(60,497)	—	*

Total operating expenses	(76,974)	(6,565)	*	(117,268)	(32,663)	259%

Operating income (loss)	(56,700)	9,347	*	(20,926)	30,195	*

Other income (expenses), net:
Other income (expenses), net	1,586	1,593	(0)%	1,046	2,435	(57)%
Interest income (expenses), net	270	2,182	(88)%	913	2,771	(67)%

Total other income (expenses), net	1,856	3,775	(51)%	1,959	5,206	(62)%

Income (loss) from continuing operations before income taxes	(54,844)	13,122	*	(18,967)	35,401	*
Income tax (expenses) benefits	5,605	(991)	*	4,016	(1,498)	*

Income (loss) from continuing operations	(49,239)	12,131	*	(14,951)	33,903	*

Loss on discontinued operations, net (Note 1)
Loss from operations of discontinued component	(54,290)	—	*	(61,665)	—	*
Income tax benefit	9,678	—	*	12,413	—	*

Loss on discontinued operations	(44,612)	—	*	(49,252)	—	*

Net income (loss)	(93,851)	12,131	*	(64,203)	33,903	*

Basic net earnings (loss) per ADS:
Earnings (loss) from continuing operations	(0.74)	0.20	*	(0.23)	0.56	*
Loss on discontinued operations—net of tax (Note 1)	(0.68)	—	*	(0.78)	—	*

Net earnings (loss) per ADS	(1.42)	0.20	*	(1.01)	0.56	*

Weighted average ADS outstanding—basic (Note 3)	66,035,918	61,528,350		63,775,220	38,506,277

Diluted net earnings (loss) per ADS:
Earnings (loss) from continuing operations	(0.74)	0.17	*	(0.23)	0.42	*
Loss on discontinued operations—net of tax (Note 1)	(0.68)	—	*	(0.78)	—	*

Net earnings (loss) per ADS	(1.42)	0.17	*	(1.01)	0.42	*

Weighted average ADS outstanding—diluted (Note 3)	66,035,918	72,544,322		63,775,220	64,393,436

*	Not meaningful

Note 2: Fourth-quarter 2008 net revenues for Laboratory Services is comprised of $42.3 million for China-based Laboratory Services and $15.1 million for U.S. testing. Fourth-quarter and full-year 2007 amounts relate entirely to China-based Laboratory Services. Full-year 2008 net revenues for Laboratory Services is comprised of $147.3 million for China-based Laboratory Services and $57.7 million for U.S. testing services.

Note 3: Eight (8) ordinary shares are equal to one (1) ADS. Common share equivalents are not reflected in calculation of weighted average ADS outstanding – diluted for fourth-quarter and full-year 2008 because, given the net loss in the quarter and full year, the effect of their inclusion would be antidilutive.

Note 4: Financial results of AppTec were consolidated as of January 31, 2008.

WUXI PHARMATECH (CAYMAN) INC.

DISCONTINUED OPERATIONS OF BIOLOGICS MANUFACTURING

(In thousands of U.S. dollars)

	Three Months Ended December 31, 2008	Year Ended December 31, 2008 (Note 4)
Revenues	2,018	8,349
Cost of revenues	(6,395)	(19,627)
Gross loss	(4,377)	(11,278)
Selling and marketing expenses	(79)	(291)
General and administrative expenses	(253)	(515)
Impairment charges	(49,581)	(49,581)

Loss before income taxes	(54,290)	(61,665)
Income tax benefit	9,678	12,413

Loss on discontinued operations	(44,612)	(49,252)

WUXI PHARMATECH (CAYMAN) INC.

RECONCILIATION OF GAAP TO Non-GAAP

(in thousands of U.S. Dollars, except ADS data and par value data)

	Three Months Ended December 31,			Year Ended December 31,
	2008	2007	%	2008 (Note 4)	2007	%
Total company revenue:

GAAP revenue from continuing operations	64,448	37,095	74%	253,485	135,205	87%
Adjustments:
Revenue from discontinued operations (Note 1)	2,018	—		8,349	—

Total company revenue	66,466	37,095	79%	261,834	135,205	94%

Continuing operations:
GAAP gross profit	20,274	15,912	27%	96,342	62,858	53%
GAAP gross margin	31%	43%		38%	46%
Adjustments:
Share-based compensation	1,004	349		3,020	2,069
Amortization of acquired intangible assets	3,896	—		11,175	—

Non-GAAP gross profit	25,174	16,261	55%	110,537	64,927	70%
Non-GAAP gross margin	39%	44%		44%	48%

GAAP operating income (loss)	(56,700)	9,347	*	(20,926)	30,195	*

GAAP operating margin	*	25%		*	22%

Adjustments:
Share-based compensation	3,521	4,454		13,046	10,715
Amortization of acquired intangible assets	3,896	—		11,175	—
Impairment charges	60,497	—		60,497	—

Non-GAAP operating income	11,214	13,801	(19%)	63,792	40,910	56%

Non-GAAP operating margin	17%	37%		25%	30%

GAAP net income—continuing operations	(49,239)	12,131	*	(14,951)	33,903	*
GAAP net margin	*	33%		*	25%

Adjustments:
Share-based compensation	3,521	4,454		13,046	10,715
Amortization of acquired intangible assets	3,896	—		11,175	—
Impairment charges	60,497	—		60,497	—
Deferred tax impact related to acquired intangible assets and impairment charges	(8,648)	—		(11,502)	—

Non-GAAP net income	10,027	16,585	(40%)	58,265	44,618	31%
Non-GAAP net margin	16%	45%		23%	33%

GAAP net income—continuing and discontinued operations	(93,851)	12,131	*	(64,203)	33,903	*
Add back:
Depreciation and amortization	6,264	2,724		30,587	8,946
Interest income (expenses), net	(270)	(2,182)		(913)	(2,771)
Income tax expenses (benefits)	(15,283)	991		(16,429)	1,498

EBITDA	(103,140)	13,664	*	(50,958)	41,576	*

Adjustments:
Share-based compensation	3,521	4,454		13,046	10,715
Impairment charges—continuing operations	60,497	—		60,497	—
Impairment charges—discontinued operations (Note 1)	49,581	—		49,581	—

Adjusted EBITDA—Continuing and discontinued operations	10,459	18,118	(42%)	72,166	52,291	38%

Income attributable to holders of ADS (Non-GAAP):
Basic	10,027	16,585	(40%)	58,265	31,477	85%
Diluted	10,027	16,585	(40%)	58,265	37,994	53%

Basic earnings per ADS (Non-GAAP)	0.15	0.27	(44%)	0.91	0.82	12%
Diluted earnings per ADS (Non-GAAP)	0.14	0.23	(40%)	0.80	0.59	35%

Weighted average ADS outstanding – basic (Non-GAAP)	66,035,918	61,528,350		63,775,220	38,506,278
Weighted average ADS outstanding – diluted (Non-GAAP)	72,679,824	72,544,322		72,896,204	64,393,437

*	Not meaningful

WUXI PHARMATECH (CAYMAN) INC.

REVENUE RECONCILIATION BY GEOGRAPHY

(in thousands of U.S. Dollars)

	Three Months Ended December 31,			Year Ended December 31,
	2008	2007	%	2008 (Note 5)	2007	%
Net revenues:
China-based Laboratory Services	42,286	28,845	47%	147,333	102,384	44%
China-based Manufacturing Services	7,025	8,250	(15%)	48,457	32,821	48%

Subtotal	49,311	37,095	33%	195,790	135,205	45%
U.S.-based Laboratory Services	15,137	—	*	57,695	—	*

Total net revenues	64,448	37,095	74%	253,485	135,205	87%

*	Not meaningful

Conference Call

WuXi PharmaTech senior management will host a conference call at 8:00 am (Eastern) / 5:00 am (Pacific) / 8:00 pm (Beijing/Shanghai/Hong Kong) on Thursday, March 26, 2009, to discuss its fourth-quarter and full-year 2008 financial results and future prospects. The conference call may be accessed by calling:

United States: 1-866-519-4004

China (Landline): 800-819-0121

China (Mobile): 400-620-8038

Hong Kong: 800-933-053

United Kingdom: 0-808-234-6646

International: + 65-6735-7955

Conference ID: 90240602

A telephone replay will be available two hours after the call’s completion at:

United States: 1-866-214-5335

China North: 10-800-714-0386

China South: 10-800-140-0386

Hong Kong: 800-901-596

United Kingdom: 0-800-731-7846

International: +61-2-8235-5000

Passcode: 90240602

A live webcast of the conference call and replay will be available on the investor relations page of WuXi PharmaTech’s website at http://www.wuxiapptec.com.

About WuXi PharmaTech

WuXi PharmaTech is a leading pharmaceutical, biotechnology and medical device R&D outsourcing company, with operations in China and the United States. As a research-driven and customer-focused company, WuXi PharmaTech provides broad and integrated portfolio of laboratory and manufacturing services throughout the drug and medical device R&D process. WuXi PharmaTech’s services are designed to assist its global partners in shortening the cycle and lowering the cost of drug and medical device R&D. WuXi PharmaTech’s operating subsidiaries are known as WuXi AppTec. For more information, please visit: http://www.wuxiapptec.com.

Use of Non-GAAP and Pro-Forma Financial Measures

The Company has provided the fourth-quarter and full-year 2007 and 2008 gross profit, operating income, net income on a non-GAAP basis, which excludes share-based compensation expenses, impairments of goodwill and intangible assets, amortization of acquired intangible assets, and discontinued operations. In addition, total company1 revenues for the full year include revenues from eleven months of continuing and discontinued AppTec operations. The pro-forma full-year revenues include the January 2008 revenues from continuing operations of the AppTec business. The Company believes both management and investors benefit from referring to these non-GAAP and pro-forma financial measures in assessing the Company’s financial performance and liquidity and when planning and forecasting future periods. These non-GAAP operating measures are useful for understanding and assessing underlying business performance and operating trends. The Company expects to provide gross profit, operating income, net income on a non-GAAP basis using a consistent method on a quarterly basis going forward.

Readers should not view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of non-GAAP measures to GAAP measures for the indicated periods attached hereto.

Cautionary Note Regarding Forward-Looking Statements

Statements in this release contain “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995, including, among others, expected 2009 operating results (including estimated total net revenue, China-based Laboratory Services and U.S. testing net revenues and related adjusted EBITDA and other trends) and capital expenditure levels; and our planned investments in building our talent pool of scientists, in our toxicology facility in Suzhou and related non-GLP and GLP toxicology service capability by the second half of 2009 and mid-2010, respectively, and in our Jinshan facility with the intent of opening it by the end of 2009.

These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Among other factors, continued uncertainty in the global economy, the pressures being felt by our customers and pharmaceutical industry consolidation may adversely impact our business and the trends for outsourced R&D and manufacturing for longer than expected or more severely than expected; we may be unable to successfully make our planned investments and capital expenditures on a timely basis, these investments may not yield the desired results, and we may need to modify the nature and level of our investments and capital expenditures; pharmaceutical companies may not change their business models as expected or in a manner favorable to us; we may fail to capitalize on the opportunities presented; we may not maintain our preferred provider status with our clients; and may be unable to successfully expand our capabilities to meet client needs. In addition, other factors that could cause our actual results to differ from what we currently anticipate include our limited operating history; failure to generate sufficient future cash flows or secure any required future financing on acceptable terms or at all; failure to retain key personnel; effective integration of continuing products and services from AppTec; our reliance on a limited number of customers to continue to account for a high percentage of our revenues; risk of payment failure by any of our large customers, which could significantly harm our cash flows and profitability; dependency upon the continued service of our senior management and key scientific personnel and our ability to retain our existing customers or expand our customer base. You should read the financial information contained in this release in conjunction with the consolidated and pro-forma financial statements and related notes thereto included in our 2007 Annual Report on Form 20-F filed with and available on the Securities and Exchange Commission’s website at http://www.sec.gov. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 10 of our 2007 Annual Report on Form 20-F. Our results of operations for fourth-quarter and full-year 2008 are not necessarily indicative of our operating results for any future periods. Any projections in this release are based on limited information currently available to us, which is subject to change. Although these projections and the factors influencing them will likely change, we undertake no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release, except as required by law. Such information speaks only as of the date of this release.

For more information, please contact:

WuXi PharmaTech (Cayman) Inc.

Ronald Aldridge (for investors)

Director of Investor Relations

Tel: +1-215-218-5515

Email: ir@wuxiapptec.com

Sherry Shao (for the media)

WuXi PharmaTech (Cayman) Inc.

Tel: +86-21-5046-4002

Email: pr@wuxiapptec.com

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